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SEC FILE NUMBER
8- 32664

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Weston Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 William Street, Suite 200
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen DaCosta	781-328-6733	sdacosta@washtrust.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue - Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ola Adeduji, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Weston Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

SUSAN K. ARNOLD NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES 5/23/2025

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Weston Securities Corporation
Wellesley, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weston Securities Corporation (the "Corporation") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

Schedules I, II, and III (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Corporation's financial statements. The Supplemental Information is the responsibility of the Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Corporation's auditor since 2019.

New York, New York
February 24, 2022

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	1,112,538
Fees and commissions receivable		20,978
Receivable from related party		6,425
Income tax receivable from related party		13,105
Net deferred tax asset		4,992
Prepaid expenses		38,295
Total assets	$	1,196,333
Liabilities		
Accounts payable and accrued expenses	$	20,816
Payable to related party		7,693
Total liabilities		28,509
Stockholder's equity:		
Additional paid-in capital		424,318
Retained earnings		743,506
Total stockholder's equity		1,167,824
Total liabilities and stockholder's equity	$	1,196,333

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2021

Revenues:		
Commissions and other income	$	84,318
Revenue from related party		33,544
12b-1 fees		2,548
		120,410
Expenses:		
Administrative fee to related party		97,852
Legal and audit fees		44,600
Insurance and bonding		26,077
Professional licenses		11,863
Other expenses		8,836
		189,228
Loss before income taxes		(68,818)
Income tax benefit		(14,190)
Net loss	$	(54,628)

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	**Amount**			
Balance, January 1, 2021	—	$ —	$ 424,318	$ 798,134	$ 1,222,452
Net loss	—	—	—	(54,628)	(54,628)
Balance, December 31, 2021	—	$ —	$ 424,318	$ 743,506	$ 1,167,824

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(54,628)
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fees and commissions receivable		(3,350)
Receivable from related party		(922)
Income tax receivable from related party		(9,198)
Net deferred tax asset		(4,992)
Prepaid expenses		(5,333)
Accounts payable and accrued expenses		792
Payable to related party		(496)
Net cash used in operating activities		(78,127)
Net decrease in cash and cash equivalents		(78,127)
Cash and cash equivalents at beginning of year		1,190,665
Cash and cash equivalents at end of year	$	1,112,538
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	0

See accompanying notes to financial statements.

(1) Operations and Organization

Weston Securities Corporation ("WSC" or the "Company"), organized as a Massachusetts corporation on August 14, 1984, was acquired by and therefore became a wholly-owned subsidiary of Washington Trust Bancorp, Inc. ("WTB") on August 31, 2005, and was previously a wholly-owned subsidiary of Weston Financial Group, Inc. ("WFG"). In the same transaction, WFG became a wholly-owned subsidiary of The Washington Trust Company, of Westerly ("WTC"). In 2021, WFG changed its legal entity name to Washington Trust Advisors, Inc. ("WTA").

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority ("FINRA") – formerly, the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"), and is involved in the distribution and/or servicing of Variable Annuities, 529 plans, Variable Life Insurance, and Mutual Funds primarily for WTA clients.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in a bank account under normal commercial terms. The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents. The cash balance on deposit exceeds Federal Deposit Insurance Corporation insured limits.

(b) Revenue

Revenue from contracts with customers in the scope of Accounting Standards Codification ("ASC") Topic 606 is measured based on the consideration specified in the contract with a customer. The Company recognizes revenue from contracts with customers when it satisfies its performance obligations. The performance obligations are satisfied over time as services are rendered. All of the Company's revenue is within the scope of Topic 606.

The Company earns revenue from the several sources. The following discussion describes the Company's revenue sources and related recognition of revenue:

The Company earns revenue via a Sales Agreement with The Park Insurance Agency, Inc. ("Park") (a wholly-owned subsidiary of WTA). Revenue is earned monthly, as the performance obligations are satisfied over time. The revenue earned is based on a fixed percentage of revenue generated by Park and is classified as Revenue from related party on the Statement of Operations. See Note 4 for additional details on the Sales Agreement with Park.

The Company also earns revenue in the form of Variable Annuity Trailers and 529 Plan Trailers. These trailers are recognized as revenue as the performance obligations are satisfied over time. Revenue is based on actual amounts of commissions and fees earned as part of these arrangements and is classified as Commissions and other income on the Statement of Operations.

Revenue in the form of 12b-1 fees represent fees earned by the Company based on a fixed percentage of the average daily value of mutual funds. The Company satisfies its performance obligation over time and the recognition of revenue is based on actual amounts of 12b-1 fees earned. Revenue from 12b-1 fees is classified as 12b-1 fees on the Statement of Operations.

(c) Income Taxes

The Company files federal and certain state income tax returns on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability or refund using the pro-rata method for payment purposes. Federal and state income taxes are calculated and settled on a quarterly basis. In addition, the Company files one standalone state income tax return.

Income taxes are calculated and recorded in the Company's results of operations based upon the application of FASB ASC 740, *Income Taxes*. The Company follows the asset and liability method of accounting for income taxes, in which deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. Deferred tax assets and liabilities are measured based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more-likely-than-not to be realizable. Income tax expense (benefit) is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities.

According to the provisions of ASC 740, a liability for unrecognized tax benefits may be recorded for uncertain tax positions taken by the Company on its tax returns for which there is less than a 50% likelihood of being recognized upon a tax examination. Interest and penalties related to unrecognized tax benefits, if incurred, would be recorded as a component of income tax expense. As of December 31, 2021, the Company had no uncertain tax positions.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e) Recently Adopted Accounting Pronouncements

Accounting Standards Update No. 2019-12, "Income Taxes - Simplifying the Accounting for Income Taxes" ("ASU 2019-12"), was issued in December 2019 to simplify the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Certain provisions under ASU 2019-12 require prospective application, some require modified retrospective application through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, while other provisions require retrospective application to all periods presented in the consolidated financial statements upon adoption. The Company early adopted

the provisions of ASU 2019-12 effective January 1, 2021 and the adoption did not have a material impact on the Company's financial statements.

(3) Revenue

Revenue earned through a Sales Agreement with Park represented 28% of total revenues. Commission and other income comprised 70% of total revenues and was earned as the result of placing life insurance, other variable annuity contracts and fees earned on 529 Plans. Revenue earned from 12b-1 fees represented 2% of total revenues. The Company may be subject to greater risk due to the concentration of revenue from a small number of sources.

(4) Related-Party Transactions

Effective March 1, 1999, the Company entered into a Sales Agreement with Park, a wholly-owned subsidiary of WFG, under which Park pays to the Company 70% of total commissions earned on sales of insurance products. For the year ended December 31, 2021, the Company generated revenue of $33,544 under this Sales Agreement, $6,425 of which was a receivable at December 31, 2021.

The Company also has an Administration Agreement with WTA, a wholly-owned subsidiary of the Company's sister subsidiary, WTC, under which WTA provides the Company with management, administrative facilities and services including the use of WTA personnel. The Administration Agreement with WTA is calculated and settled monthly using the following methodology: the Company paid 3% of specified employee-related costs and 1% of specified occupancy-related costs incurred by WTA, and 2% of the Intercompany Management Fee between WTA and WTC. For the year ended December 31, 2021, the Company incurred expenses related to this Administration Agreement in the amount of $97,852, of which $7,693 is owed to WTA at December 31, 2021.

As mentioned in Note 2, the Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability or refund using the pro-rata method for payment purposes. At December 31, 2021, the Company had an income tax receivable balance of $13,105.

(5) Income Taxes

The following table presents the components of income tax benefit for the year ended December 31, 2021:

Current tax (benefit) expense:	
Federal	($10,325)
State	1,127
Total current tax benefit	(9,198)
Deferred tax benefit:	
Federal	(4,195)
State	(797)
Total deferred tax expense (benefit)	(4,992)
Total income tax benefit	($14,190)

(Continued)

The reconciliation of federal income tax at the statutory rate to the effective income tax rate for the year ended December 31, 2021 is presented below:

Tax benefit at federal statutory rate	($14,452)
Increase in tax expense resulting from:	
State income tax expense, net of federal income tax benefit	262
Total income tax expense	($14,190)

The following table presents the approximate tax effects of temporary differences that gave rise to deferred tax assets at December 31, 2021.

Deferred tax assets:	
Accrued expenses	$4,992
Deferred tax assets	$4,992

Management has determined that a valuation allowance is not required for the deferred tax assets since it is more-likely-than-not that the assets will be realized primarily through future reversals of existing taxable temporary differences or by offsetting projected future taxable income.

The prior three tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

(6) Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the minimum net capital the Company is required to maintain (as defined) is $25,000, or the ratio of aggregate indebtedness (as defined) to net capital of 15 to 1 (6 2/3%), whichever is greater. FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $1,084,029, which was $1,059,029 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2021 was 0.03 to 1.

(7) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

(Continued)

(8) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker/dealer in securities as described in Note 1. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions. As of December 31, 2021, the Company believes that all customer initiated transactions have been fully executed by the Company.

(b) Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. The Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2021.

Schedule I

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2021

Capital – stockholder's equity	$	1,167,824
Deductions – nonallowable assets:		
Fees and commissions receivable		(20,978)
Receivable from related party		(6,425)
Income tax receivable from related party		(13,105)
Net deferred tax asset		(4,992)
Prepaid expenses		(38,295)
Net capital		1,084,029
Aggregate indebtedness		28,509
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000)		25,000
Excess net capital	$	1,059,029
Ratio of aggregate indebtedness to net capital		0.03-1

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021) is not necessary since there was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2021 and that of the information included herein.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule II

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule III

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Weston Securities Corporation
Wellesley, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Weston Securities Corporation (the 'Corporation') identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Corporation stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. The Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 24, 2022

Weston Securities Corporation's Exemption Report

Weston Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1) that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with the activities as a broker or dealer.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Weston Securities Corporation

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________ By:____________________

Ola Adeduji, President — Stephen G. DaCosta, Vice President

Date: 2/10/2022 Date: 2/10/22